Exhibit 99.1

YM BioSciences Inc.
Letter to Shareholders
Fiscal 2009 First Quarter, ended September 30th, 2008

Dear Shareholders,

As we report to you on our first quarter of Fiscal 2009, global markets continue their unprecedented volatility and many of our peers in Europe and North America are now finding it impossible to raise the additional capital they need to continue in business. While these are certainly difficult times for many, we are fortunate at YM to have prudently amassed those cash resources (approximately $52 million net as at the end of the quarter), which should allow us to continue development of our lead products nimotuzumab and AeroLEF® beyond fiscal 2009, as planned. Furthermore, our ability to form a network of cooperative relationships for the development of nimotuzumab has resulted in a broad, late-stage clinical program for this drug, for which YM bears only a fraction of the cost.

Highlighting the first quarter, two of our licensees for nimotuzumab, Daiichi-Sankyo Co., Ltd. in Japan and Kuhnil Pharmaceutical Co. in Korea, initiated an 80-patient Phase II randomized, open-label trial comparing nimotuzumab plus irinotecan to irinotecan alone in patients with advanced or recurrent gastric cancer refractory to 5-FU-containing regimens. This trial, one of three randomized trials of nimotuzumab currently being conducted by our various licensees, clearly demonstrates the value of the multi-company, multi-national consortium. Not only should the cooperative efforts of Daiichi Sankyo and Kuhnil speed patient recruitment in this trial; a successful randomized trial in this large, underserved indication would benefit the entire consortium by allowing nimotuzumab to more rapidly advance into pivotal trials in this indication. Enrolment for this trial is expected to be completed in calendar 2009 and the primary endpoint of the study is to compare progression-free survival between the two arms. Gastric cancer is one of those where overexpression of EGF receptor is reported to be naturally occurring, and makes this tumour consistent with the specific targeting attributes of nimotuzumab that differentiates it from the other EGFR antibodies.

Beyond this trial, our licensee in Europe, Oncoscience AG, continues to enrol patients in a randomized Phase III study evaluating nimotuzumab in adult glioma patients treated with temozolomide and radiation therapy, and a randomized Phase IIb/IIIa trial in patients with advanced pancreatic cancer that compares gemcitabine alone to gemcitabine plus nimotuzumab. An application for marketing nimotuzumab has been made by Oncoscience AG to the European Medicines Agency (EMEA) based on data from a single Phase II, open-label, single-arm, 45-patient trial in progressive pediatric diffuse, intrinsic pontine glioma (DIPG). Completion of recruitment in a single-arm, Phase III trial of nimotuzumab, as first-line therapy for DIPG, was reported by Oncoscience in August 2007 and preliminary data from this trial were released at ASCO in 2008. We understand that these data could be submitted to EMEA for marketing approval as a Type II variation to the current application, dependent upon the current application being accepted.

YM is concentrating its registration program on cancers treated with radiation-containing regimens, a strategy driven by data we and others have generated demonstrating a preferential opportunity for nimotuzumab within such regimens. Designs for YM's trials in its registration program are expected to be completed by the end of calendar 2008 and will likely target two indications: brain metastases and palliative non-small-cell lung cancer. In both indications, the unmet medical need is clear, we already have supportive clinical evidence, patient populations are substantial and the respective markets are uncrowded. While expenditures will likely increase with this additional clinical activity, we believe we can advance this strategy materially within our existing resources. We also continue to enrol children with DIPG into our Phase II trial at multiple sites in the US, Canada, and Israel. This trial is a key component of our US strategy, and recruitment could be completed in late calendar 2009.

While it may not be generally understood by investors, nimotuzumab is becoming increasingly available commercially through various access programs in numerous countries in addition to the countries where it has already gained marketing approval.  Given nimotuzumab’s demonstrated efficacy in certain tumours without the severe rash, diarrhea and other Grade III/IV toxicities that affect patients treated with the other drugs in nimotuzumab’s class, providing certain patients with access to this drug is simply the right thing to do. Nimotuzumab became available to patients in the US who do not qualify for the pediatric DIPG trial under an Expanded Access Program with eight patients treated to date. In August 2008, YM’s licensee in Singapore/Indonesia, IGK received approval for nimotuzumab for marketing in the Philippines and, in addition, has initiated a Special Access Program in IGK’s substantial markets. IGK is also sponsoring a Phase II trial in locally advanced head and neck cancer treated with radiation plus nimotuzumab, being conducted by the National Cancer Center of Singapore. The drug is also available in certain European countries, and Israel, under an Expanded Access Program.

For AeroLEF®, our proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain, we have initiated a concentrated international strategy. Having already completed an End-of Phase II meeting with the US FDA in Fiscal 2008, YM is in the process of discussing AeroLEF’s® registration strategy with regulatory bodies in Europe  for agreement on designs for advanced clinical trials. Once this process is completed, we will establish the best options for aggressive development and partnering this unique approach to the use of opioids.

On behalf of the Board of Directors, I would like to recognize our patient shareholders in these difficult times for our sector and markets generally. As always, we are focused on achieving success in the development and commercialization of our products for the benefit of cancer patients worldwide and for our shareholders.

Sincerely,
David G.P. Allan
Chairman and CEO
YM BioSciences Inc.
Date: November 11, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three months ended September 30, 2008

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated interim financial statements for the three months ended September 30, 2008 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2008, 2007, 2006, and the notes thereto.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP) for interim financial statements. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 17 to the audited consolidated financial statements for the fiscal year ended June 30, 2008. All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of November 11, 2008.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements, other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future, are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements, to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is a company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and taking them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain licensees or partners. These expenditures will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners. The Company plans to generate its revenues from out-licensing the licensed products or from their direct commercialization of the products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED ANNUAL FINANCIAL INFORMATION

	Three months ended September 30,
	2008	2007	Change

Out-licensing revenue	$1,214,945	$1,126,933	$88,012
Interest income	$442,621	$690,392	$(247,771)

Expenses:
General and administrative	$1,147,378	$2,034,010	$(886,632)
Licensing and product development	$3,845,185	$3,544,859	$300,326

Loss for the period	$(3,156,212)	$(3,624,309)	$468,097
Deficit, beginning of period,	$(133,182,485)	$(118,296,741)	$(14,885,744)

Deficit, end of period	$(136,338,697)	$(121,921,050)	$(14,417,647)

Basic and diluted loss per common share	$(0.06)	$(0.06)	$0.00

Total Assets	$59,424,352	$76,967,253	$(17,542,901)

RESULTS OF OPERATIONS

Three months ended September 30, 2008 compared to three months ended September 30, 2007

Out-licensing Revenue
Revenue from out-licensing has increased by $88 thousand for the three months ended September 30, 2008 compared to the three months ended September 30, 2007. The increase in revenue is due to royalty revenues the Company received from a limited sales program in Europe.  The majority of YM’s out-licensing revenue comes from five out-licensing agreements with third party licensees. The licensing agreements include a non-refundable up-front payment from the licensees. The initial license fees have been recorded as deferred revenue and are being recognized over the estimated period of collaboration. The largest of these contracts was entered into at the end of July 2006 with Daiichi Pharmaceutical Co., Ltd (“Daiichi”), a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of collaboration of four years.

Interest Income
Interest income has decreased by $248 thousand in the three months ended September 30, 2008 compared to the three months ended September 30, 2007. Interest income is decreasing as the Company draws on its cash balances to fund its operations.

Licensing and Product Development Expenses
Licensing and product development expenses for the quarter September 30, 2008 increased by $300 thousand compared to the quarter ended September 30, 2007.

Nimotuzumab
Costs associated with development activities for nimotuzumab increased by $187 thousand to $1.032 million for the three months ended September 30, 2008 compared to the three months ended September 30, 2007.  Expenses in the first quarter for fiscal 2009 are related to the phase II clinical trial in pediatric diffuse brain stem glioma and manufacturing. Expenses in the first quarter of fiscal 2008 were primarily associated with the Phase II clinical trial in colorectal cancer.

AeroLEF™
Costs associated with development activities for AeroLEF™ increased by $249 thousand to $513 thousand for the three months ended September 30, 2008 compared to $264 thousand for the three months 30, 2007.  Last year, costs included transferring manufacturing to a contact manufacturer in the U.S.A, wrapping up the phase IIb study in acute pain, and preparing the submissions to the U.S. F.D.A.  This year’s costs mainly consist of consulting costs related to the new marketing and regulatory initiatives in Europe.

Tesmilifene
Costs related to development activities for tesmilifene for the three months ended September 30, 2008 decreased by $160 thousand to $284 thousand compared to $444 thousand for the three months in the prior year.  For the three months ended September 30, 2007 the Company was completing a Phase III clinical trial (DEC).  Costs for the three months ended September 30, 2008 consisted mainly of winding down the DEC study, completing the Pharmacokinetics studies, and maintaining the patent portfolio.

General and Administrative Expenses
General and administrative expenses have decreased by $887 thousand to $1.147 million for the three months ended September 30, 2008 compared to the prior year. Stock option expense has decreased by $856 thousand from $1.045 million for the three months ended September 30, 2007 to $190 thousand for the three months ended September 30, 2008.

Other Income
Other income pertains to a refund of unclaimed property from the state of Pennsylvania.

Three months ended September 30, 2007 compared to three months ended September 30, 2006

Out-licensing Revenue
Revenue from out-licensing has increased by $266 thousand for the three months ended September 30, 2007 compared to the three months ended September 30, 2006. The increase in revenue was due to the out-licensing agreement entered into at the end of July 2006 with Daiichi Pharmaceutical Co., Ltd, a subsidiary of Daiichi Sankyo Co., Ltd. The agreement licensed the commercial rights for Nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227 million. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of required collaboration of four years.

Interest Income
Interest income in the first quarter of fiscal 2008 decreased by $204 thousand compared to the same quarter in fiscal 2007. Interest income decreased as the Company drew on its cash balances to fund its operations.

Licensing and Product Development Expenses
Licensing and product development expenses decreased by $4.320 million from $7.865 million for the three months ended September 30, 2006 to $3.545million for the three months ended September 30, 2007.  The change was mainly the result of reduced development activity in tesmilifene which failed a Phase III trial in January 2007 and reduced clinical development costs in the quarter for Nimotuzumab and AeroLEF™ as some trials finished and others were just starting up.

Tesmilifene
In the first fiscal quarter of 2007 the Company was completing a Phase III trial and gearing up for a FDA submission. With the cancellation of the DEC study, development halted at the end of January 2007, and as a result the development costs in fiscal Q1 2008 were significantly lower compared to the same period in 2007.

Nimotuzumab
Costs associated with development activities for nimotuzumab decreased by $1.634 million to $845 thousand for the three month period ended September 30, 2007 compared to $2.479 million for the same period in the prior year. Expenses for this period in the prior year included costs associated with obtaining the Daiichi contract which was a one-time cost and clinical trial costs for the head and neck trial which has been completed.

AeroLEF™
Costs associated with development activities for AeroLEF™ decreased by $623 thousand to $264 thousand for the three months ended by September 30, 2007. This was mainly due to decreased costs related to the Phase II trial in acute pain which was completed before the first quarter of fiscal 2008.

General and Administrative Expenses
General and administrative expenses increased by $153 thousand to $2.034 million, for the three month period ending September 30, 2007 compared to $1.881 million for the three month period ended September 30, 2006. This is mainly due to an increase in stock-based compensation expense of $527 thousand resulting from the issue of stock options. This increase was offset by a reduction in a number of office and administrative expenses.

SUMMARY OF QUARTERLY RESULTS

	Revenue and Interest Income	Net Loss(1)	Basic and diluted loss per common Share
September 30, 2008	$1,657,566	$(3,156,212)	$(0.06)
June 30, 2008	$1,964,901	$(2,962,900)	$(0.05)
March 31, 2008	$1,777,864	$(3,818,647)	$(0.07)
December 31, 2007	$1,883,075	$(4,479,888)	$(0.08)
September 30, 2007	$1,817,325	$(3,624,309)	$(0.06)
June 30, 2007	$1,909,514	$(4,749,837)	$(0.08)
March 31, 2007	$1,984,707	$(8,929,074)	$(0.16)
December 31, 2006	$1,997,799	$(8,352,471)	$(0.15)

Note:
(1)
Effective July 1, 2007, the Company adopted CICA Handbook Sections 1530, 3855, 3861, and 3865 relating to financial instruments retrospectively, without restatement and therefore the quarterly losses for fiscal 2007 above do not include any adjustment to reflect the adoption of these standards. There was no effect to the Company’s opening balances as a result of the change in accounting policy.

In general, revenue has remained steady over the last eight quarters. The Company recognizes revenue from out-licensing agreements over the estimated period of collaboration required. There have been no new out-licensing agreements signed since Q2 fiscal 2007. The Company recognized royalty revenue based on a limited sales program in Europe for the first time in the fourth quarter of fiscal 2008. Interest earned from cash and short-term deposits peaked after the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. However, interest income is decreasing as the Company draws on its cash balances to fund its operations and interest rates decline.

Overall, development activity had increased until the termination of the 750-patient Phase III DEC trial in metastatic breast cancer on January 30, 2007. It is inherent in the development of drug products that planned expenditures vary depending on results achieved. Our current plans call for an increase in expenditures for both nimotuzumab and AeroLEF™ but the timing will be subject to regulatory approvals.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The unaudited consolidated interim financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining capital and, ultimately, the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash flows to continue as a going concern.  The unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305 million (US$40.105 million).    Net proceeds after costs amounted to approximately $42.623 million. The Company intends to use the net proceeds to fund drug development activities not related to any products of Cuban origin or for general corporate purposes not related to the products and technologies licensed from any source in Cuba. The Company’s Cuban-originated products and technologies are all related to nimotuzumab. As at September 30, 2008 the remaining restricted proceeds were approximately $548,700 and unrestricted cash and short-term deposits totaled approximately $54,065,000.

On May 9, 2006, with the acquisition of Eximias, the Company obtained approximately $34.5 million in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3 million was comprised of 474,657 common shares valued at $3.0 million and $300 thousand in cash was held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. On January 30, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and concluded that there was no longer a foreseeable future benefit.

As at September 30, 2008 the Company had cash and cash equivalents and short-term deposits totalling $54.613 million and payables and accrued liabilities totalling $2.495 million compared to $58.101 million and $2.023 million respectively at June 30, 2008.  The Company’s short-term deposits are bankers’ acceptances issued by Canadian Schedule A banks, maturing in less than one year. These financial instruments have been classified as held-for-trading and all gains and losses are included in loss for the period in which they arise.

Taking into consideration the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at September 30, 2008 are sufficient to support the Company’s activities beyond the next twelve months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture (CIMYM BioSciences Inc.) in which it is considered the primary beneficiary; and as such, the Company has recognized 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of September 30, 2008 no amounts were owing and the amount of future fees, if any, is not determinable.

In November 2007 the Company entered into a contract for contract research (“CRO”) services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the U.S. at a cost of approximately $1.434 million (U.S. $1.348 million) of which approximately $786 thousand has been paid as at September 30, 2008 and the obligation to pay the remaining $648 thousand has not been incurred. The Company may cancel the contract with 30 days’ notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at September 30, 2008 the Company continues to open clinical sites and is in the process of recruiting patients.

In May 2007 the Company entered into a contract for CRO services relating to a colorectal clinical trial for nimotuzumab at a cost of approximately $1.323 million of which approximately $1.099 million has been paid as at September 30, 2008 and the obligation to pay the remaining $224 thousand has not been incurred. The Company may cancel the contract with 30 days notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at September 30, 2008 the recruitment portion of the study has been completed, some patients have continued to receive treatment and are being followed for survival.

In addition to the above three contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1 million, totaling approximately $5.186 million of which $2.205 million has been paid as at September 30, 2008 and the obligation to pay the remaining $2.981 million has not been incurred. Any early termination penalties can not exceed the amount of the contract committed.

The Company plans to expend funds to continue the development of nimotuzumab and AeroLEF™.  There are also ongoing activities directed at out-licensing commercial rights for these products and for tesmilifene.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 20-F filed as the Annual Information Form dated September 22, 2008 in respect of the fiscal year ended June 30, 2008. These risk factors include: (i) the Company dealing with drugs that are in the early stages of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OUTLOOK

The business of YM is the identification, licensing, and further development of products it believes to have the prospect for utility in human health. The Company is continually evaluating the economic and prospective viability of its various products. YM’s majority-owned subsidiary, CIMYM BioSciences Inc., is the licensee for nimotuzumab for Europe, North America, and Japan as well as Australia, New Zealand and certain Asian and African countries and YM owns AeroLEF®, its other principal product in development, outright.

A Phase II, second-line trial in children with progressive diffuse, intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

An application for marketing nimotuzumab has been made by our sub-licensee, Oncoscience AG, to the European Medicines Agency (EMEA) based on data from its single-arm, open-label, 45 patient Phase II trial in progressive pediatric DIPG. Completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG was reported by Oncoscience in August 2007 and preliminary data from this trial was released at ASCO in 2008. We understand that these data could be submitted to EMEA for marketing approval as a Type II variation to the current application but that would depend upon the current application being accepted.

Daiichi Sankyo Co., Ltd., YM’s licensee for nimotuzumab in Japan, reported completion of its Phase I clinical trial of nimotuzumab for the treatment of solid tumours in December 2007, informed YM of its intention to proceed into later-stage randomized trials, and has announced first patients enrolled in a randomized trial of nimotuzumab in patients with gastric cancer.

In July, YM announced the engagement of Dr. Ali Raza and Elizabeth Jenkins as President of the AeroLEF® division and as principal regulatory advisor, respectively. Dr. Raza and Ms. Jenkins most recently led a team that succeeded in clearance of a Phase III trial of a fentanyl product through the EMEA.  YM intends to submit AeroLEF® to regulatory bodies in Europe for advanced clinical clearance to establish its best options for aggressive development and partnering this unique approach to the use of opioids.

While expenditures would increase with additional clinical activity we believe we have the resources to permit a strategy to complete a program designed to support marketing authorization for nimotuzumab.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required. Currently we have license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide us with forward estimates or current-quarter information.  Because we are not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, we do not recognize royalty revenue until the royalties are reported to us and the collection of these royalties is reasonably assured.

Intangible asset
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on a straight-line basis over the estimated time to market of seven years for technologies acquired. The estimated useful life of the intangible asset is considered each reporting period and the carrying value is reviewed on the occurrence of a triggering event, to determine if there has been impairment in their value.

Research and development costs
The Company does not engage in basic scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint venture have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credit, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheet.

NEW ACCOUNTING POLICIES

The following new accounting pronouncements have been adopted during fiscal 2009:

General standards on financial statement presentation
On July 1, 2008 the Company adopted the amendments of CICA Handbook Section 1400 which includes requirements to assess and disclose an entity’s ability to continue as a going concern. The adoption of these changes did not have an impact on the Company’s consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2008 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the three months ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2008, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the three months ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

Share Data as at September 30, 2008:	Outstanding	Number
Common shares	$172,921,153	55,835,356
Warrants	$3,150,539	5,709,765

Note 1:	If all warrants were to be exercised, 5,709,765 shares would be issued for an aggregate consideration of $13,886,253(weighted average exercise price of $2.43 per warrant).
Note 2:	In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com .

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2008	2008
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents (note 3)	$12,972,210	$3,119,189
Short-term deposits (note 3)	41,641,052	54,981,737
Accounts receivable	449,143	403,371
Prepaid expenses	439,201	375,133
	55,501,606	58,879,430

Property and equipment	122,473	128,400

Intangible assets (note 4)	3,800,273	4,065,409

	$59,424,352	$63,073,239

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,163,169	$307,588
Accrued liabilities	1,332,270	1,715,024
Deferred revenue (note 5)	4,261,511	4,623,340
	6,756,950	6,645,952

Deferred revenue (note 5)	3,620,250	4,414,256

Shareholders' equity:
Share capital (note 8)	172,921,153	172,921,153
Share purchase warrants (note 7)	3,150,539	3,150,539
Contributed surplus	9,314,157	9,123,824
Deficit	(136,338,697)	(133,182,485)
	49,047,152	52,013,031

Basis of presentation (note 1)
Commitments (note 9)

	$59,424,352	$63,073,239

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in Canadian dollars)

	Three months ended
	September 30,
	2008	2007
	(Unaudited)

Out-licensing revenue (note 5)	$1,214,945	$1,126,933
Interest income	442,621	690,392
	1,657,566	1,817,325

Expenses:
General and administrative	1,147,378	2,034,010
Licensing and product development	3,845,184	3,544,859
	4,992,562	5,578,869

Loss before the undernoted	(3,334,996)	(3,761,544)

Gain on foreign exchange	12,203	43,905

Realized gain on short-term deposits	-	93,330

Unrealized loss on short-term deposits	(140,559)	-

Other income	307,140	-

Loss before income taxes	(3,156,212)	(3,624,309)

Income taxes	-	-

Loss and comprehensive loss for the period	$(3,156,212)	$(3,624,309)

Basic and diluted loss per common share	$(0.06)	$(0.06)

Weighted average number of common shares outstanding	55,835,356	55,835,356
Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Deficit
(Expressed in Canadian dollars)

	Three months ended
	September 30,
	2008	2007
	(Unaudited)

Deficit, beginning of period	$(133,182,485)	$(118,296,741)

Loss for the period	(3,156,212)	(3,624,309)

Deficit, end of period	$(136,338,697)	$(121,921,050)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended
	September 30,
	2008	2007
	(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,156,212)	$(3,624,309)
Items not involving cash:
Depreciation of property and equipment	18,631	34,147
Amortization of intangible assets	265,136	265,135
Unrealized loss (gain) on financial instruments	140,559	(70,377)
Stock-based compensation	190,333	1,046,628
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(109,840)	16,992
Accounts payable, accrued liabilities and deferred revenue	(683,008)	(2,194,866)
	(3,334,401)	(4,526,650)

Investing activities:
Short-term deposits, net	13,200,126	19,294,697
Additions to property and equipment	(12,704)	-
	13,187,422	19,294,697

Increase in cash and cash equivalents	9,853,021	14,768,047

Cash and cash equivalents, beginning of period	3,119,189	5,847,351

Cash and cash equivalents, end of period	$12,972,210	$20,615,398

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements which, except as described in note 10, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2008.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2008.  In prior years, the Company has been considered a development stage company.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months ended September 30, 2008 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2009.

These unaudited interim consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Since inception, the Company has concentrated on licensing and product development.  It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

1.	Basis of presentation (continued):

Taking into consideration the restricted and unrestricted cash and short-term deposits detailed in note 3 of the unaudited interim consolidated financial statements, management believes that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Change in accounting policy:

These interim consolidated financial statements have been prepared using the same accounting policies and methods as were used for the audited annual consolidated financial statements for the year ended June 30, 2008, except for the following new accounting pronouncement, which has been adopted effective July 1, 2008.

General standards on financial statement presentation:

On July 1, 2008, the Company adopted the amendments of The Canadian Institute of Chartered Accountants' Handbook Section 1400, which includes requirements to assess and disclose an entity's ability to continue as a going concern.  The adoption of this change did not have an impact on the Company's interim consolidated financial statements.

3.	Cash and cash equivalents and short-term deposits:

As a condition of the February 16, 2006 issuance of common shares, the Company will use the net proceeds of $42,622,618 raised to fund drug development activities not related to Cuba or for general corporate purposes not related to the Cuban licensed products and technologies.  As at September 30, 2008, the remaining restricted proceeds are $548,653.

Management believes that the unrestricted cash and cash equivalents and short-term deposits at September 30, 2008 of $54,064,609 are sufficient to fund future activities during and beyond the next year.

As at September 30, 2008, the Company held nil (2007 - $8,787,844) of cash equivalents, all of which are denominated in Canadian dollars.  Cash equivalents are short-term deposits with terms extending up to 90 days from the date of acquisition.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

3.	Cash and cash equivalents and short-term deposits (continued):

The Company's short-term deposits are bankers' acceptances issued by Canadian Schedule A banks, maturing in less than one year.

4.	Intangible assets:

		Accumulated	Net book
September 30, 2008	Cost	amortization	value

Acquired technologies	$7,348,185	$3,547,912	$3,800,273

		Accumulated	Net book
June 30, 2008	Cost	amortization	value

Acquired technologies	$7,348,185	$3,282,776	$4,065,409

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

5.	Out-licensing agreements:

The following table reflects out-licensing agreements entered into with third parties for the development of the Company's products:

			Deferred revenue		Revenue recognized Three months ended
Date of		Initial	September 30,	June 30,	September 30,
agreement	Product	license fee	2008	2008	2008	2007

November 3, 2006	Tesmilifene	$230,400	$145,600	$154,000	$8,400	$1,600
July 25, 2006	Nimotuzumab	16,226,950	7,437,352	8,451,538	1,014,186	1,014,184
January 20, 2006	Nimotuzumab	1,152,788	96,066	192,131	96,065	96,066
August 30, 2005	Nimotuzumab	441,792	36,816	64,428	27,612	13,806
January 26, 2005	Tesmilifene	620,311	165,927	175,499	9,572	1,277
Royalty revenue	Nimotuzumab	-	-	-	59,110	-
		18,672,241	7,881,761	9,037,596	1,214,945	1,126,933

Less current portion		-	4,261,511	4,623,340	-	-

		$18,672,241	$3,620,250	$4,414,256	$1,214,945	$1,126,933

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized over the estimated period of collaboration required.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

6.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  The option exercise prices range from $0.50 to $5.74.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Three months ended
	September 30,
	2008	2007

Number of options issued	2,004,250	1,985,290
Risk-free interest rate	2.98% - 3.40%	4.35%
Volatility factor	68.02% - 7.87%	73.88%
Expected life of options	2.72 - 7 years	8 years
Vesting period (months)	Immediate to 24	24
Weighted average fair value of options granted	$0.31	$1.15
Fair value of options granted	$626,294	$2,285,037

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months ended September 30, 2008 for stock-based employee compensation awards was $190,333 (2007 - $1,046,628).

The fair value of options granted is being expensed over the vesting period of the options.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

6.	Stock-based compensation (continued):

Stock options:

The following table reflects the activity under the stock option plan for the three months ended September 30, 2008 and the share options outstanding at the end of the period:

	Number	Weighted average exercise price

Outstanding, June 30, 2008	5,633,102	$2.80
Granted	2,004,250	0.55
Cancelled/forfeited	(528,172)	2.38

Outstanding, September 30, 2008	7,109,180	2.20

Exercisable, September 30, 2008	5,184,976	$2.70

7.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares, for a specified price for a specific period of time.  Nominal value was ascribed to the warrants issued prior to June 30, 2002.  Warrants issued after that date have been valued on a relative fair value basis using the Black-Scholes fair value option pricing model.  The following table contains information regarding the warrants to acquire common shares outstanding as of September 30, 2008.  As of September 30, 2008, all outstanding warrants were exercisable.

	Number	Weighted average exercise price	Balance sheet amount

Outstanding, June 30, 2008 and September 30, 2008	5,709,765	$2.43	$3,150,539

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

7.	Share purchase warrants (continued):

As at September 30, 2008:

Exercise prices	Expiry date	Number outstanding	Weighted average remaining contractual life (years)

$1.75	December 15, 2008	562,346	0.21
$2.50	December 15, 2008	5,129,919	0.21
$4.42	February 7, 2009	17,500	0.36

8.	Share capital:

Issued:

	Number of
	shares	Amount

Balance, June 30, 2008 and September 30, 2008	55,835,356	$172,921,153

At June 30, 2008, 2,380,953 (2007 - 2,380,953) common shares are held in escrow for contingent payments related to the Delex acquisition.  These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency: 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial.  Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

9.	Commitments:

In May 2007, the Company entered into a contract with a Clinical Research Organization ("CRO") relating to a colorectal clinical trial for nimotuzumab at a cost of approximately $1,323,000, of which approximately $1,099,000 has been incurred as at September 30, 2008 and the remaining $224,000 has yet to be incurred.  The Company may cancel the contract with 30-days' notice and is obligated for services rendered by the CRO through to the effective date of termination and for any close-out services furnished by the CRO after termination of the agreement.

In November 2007, the Company entered into a contract for CRO services relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1,434,000 (U.S. $1,348,000), of which approximately $786,000 has been incurred as at September 30, 2008 and the obligation to pay the remaining $648,000 is yet to be incurred.  The Company may cancel the contract with 30-days' notice and is obligated for services rendered by CRO through to the effective date of termination and for any close-out services furnished by CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceed $1,000,000, totalling approximately $5,186,000, of which approximately $2,205,000 has been paid as at September 30, 2008 and the remaining $2,981,000 has yet to be incurred.

10.	Canadian and United States generally accepted accounting policy differences:

The unaudited interim consolidated financial statements of the Company as at and for the three months ended September 30, 2008 and 2007 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in certain respects from United States GAAP.  The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's unaudited interim consolidated financial statements as at and for the three months ended September 30, 2008 and 2007.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

The significant differences affecting the unaudited interim consolidated financial statements are consistent with those listed in note 17 of the June 30, 2008 annual consolidated financial statements and are as noted below:

(a)	Interim consolidated statements of operations and comprehensive income:

The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and comprehensive income accumulated during the development stage reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with United States GAAP.

	Three months ended
	September 30,
	2008	2007

Loss for the period, based on Canadian GAAP	$(3,156,212)	$(3,624,309)
Amortization of acquired technologies (ii)	265,136	265,135

Loss for the period and comprehensive loss based on United States GAAP	$(2,891,076)	$(3,359,174)

Basic and diluted loss per share (iii)	$(0.05)	$(0.06)

	Three months ended
	September 30,
	2008	2007

Weighted average number of common shares outstanding	55,835,356	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(i)	Additional stock-based compensation:

As of September 30, 2008, total compensation cost related to non-vested awards not yet recognized is $876,948, and the weighted average period over which it is expected to be recognized is 1.4 years.

(ii)	Acquired technologies:

Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies that require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with Financial Accounting Standards Board ("FASB") Statement No. 2, Accounting for Research and Development Costs.  The Company's acquired technologies do not have an alternative future use given their specialized nature and limited alternative use.  Under Canadian GAAP, the acquired technologies are considered to be development assets that are capitalized and amortized over their expected useful lives.

(iii)	Loss per common share:

Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options and share purchase warrants is not dilutive to the loss per common share.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(b)	Interim consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of operations is presented.  Shareholders' equity under United States GAAP is as follows:

	Warrants	Share capital	Deficit	Additional paid-in capital	Total

Total shareholders' equity under United States GAAP, June 30, 2008	$3,150,539	$172,921,153	$(135,429,560)	$7,362,712	$48,004,844
Stock-based compensation	-	-	-	190,333	190,333
Loss for the period	-	-	(2,891,076)	-	(2,891,076)

Total shareholders' equity under United States GAAP, September 30, 2008	3,150,539	172,921,153	(138,320,636)	7,553,045	45,304,101
Stock-based compensation expense	-	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(3,547,912)	-	(3,547,912)
Total shareholders' equity under Canadian GAAP, September 30, 2008	$3,150,539	$172,921,153	$(136,338,697)	$9,314,157	$49,047,152

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

	Warrants	Share capital	Deficit	Additional paid-in capital	Total

Total shareholders' equity under United States GAAP, June 30, 2007	$4,553,308	$172,921,153	$(121,604,357)	$3,895,970	$59,766,074
Stock-based compensation	-	-	-	1,046,628	1,046,628
Loss for the period	-	-	(3,359,174)	-	(3,359,174)

Total shareholders' equity under United States GAAP, September 30,2007	4,553,308	172,921,153	(124,963,531)	4,942,598	57,453,528
Stock-based compensation expense	-	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(2,487,370)	-	(2,487,370)

Total shareholders' equity under Canadian GAAP, September 30, 2007	$4,553,308	$172,921,153	$(121,921,050)	$6,703,710	$62,257,121

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  United States GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on loss for the period as a result of this GAAP difference.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2008 and 2007
(Unaudited)

10.	Canadian and United States generally accepted accounting policy differences (continued):

(d)	Changes in accounting policy:

These interim consolidated financial statements have been prepared using the same accounting policies and methods under United States GAAP as were used for the audited annual consolidated financial statements for the year ended June 30, 2008, except for the following new accounting pronouncements:

(i)
On July 1, 2008, the Company adopted FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under United States GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The adoption of this change did not have an impact on the Company's interim consolidated financial statements.

(ii)
On July 1, 2008, the Company adopted FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis.  SFAS 159 applies to all reporting entities, including not-for-profit organizations, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  The adoption of this change did not have an impact on the Company's interim consolidated financial statements.